Mail Stop 0306

      May 16, 2005

VIA U.S. MAIL and FACSIMILE (952) 361-8128


Patricia M. Hollister
Chief Financial Officer
FSI International, Inc.
3455 Lyman Boulevard
Chaska, Minnesota  55318

	RE:	FSI International, Inc.
		Form 10-K for the fiscal year ended August 28, 2004
		Filed November 9, 2004
		File No. 000-17276

Dear Ms. Hollister:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the fiscal year ended August 28, 2004

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations - Page 16

Wind Down of Microlithography Business - Page 20
1. Explain, supplementally and in future filings, the events and circumstances that arose during the period allowing you to use inventory that you had fully written-off. Discuss the total inventory written-off to date, the amount sold, the amount discarded, and the amount still on your books. For any inventory still held, explain when and how you intend to dispose of it. Is there any future sales pending for the inventory? Please explain.
2. We note in the second quarter 2003 that you recorded an impairment of $7 million against your Texas facility. This facility was later sold in second quarter 2005 for a gain of $7 million. Please explain how you determined the fair market value of the facility and the impairment recorded during the second quarter 2003.
Consolidated Financial Statements

Note 2. Wind Down of Microlithography Business - Page 47

3. Supplementally explain why you were able to reduce certain open purchase order commitments and inventory buyback requirements during in the fourth quarter 2003. How did this impact your results of operations? Please clarify in future filings.

Note 3.  Transition Agreement with Metron Technology - Page 48
4. We note that you originally agreed to pay approximately $2.8 million in early termination fees by surrendering 1.154 million shares of Metron Technology common stock. Instead, you delivered only 567,105 shares to settle the early termination fee. Supplementally explain how you accounted for this transaction. Demonstrate that your accounting complied with GAAP.


Note 8. Property, Plant and Equipment - Page 52
5. We note that you maintain demonstration and process
laboratories
for use by your customers and classify the lab equipment as fixed assets. We have the following comments:
      (a) Do you ever sell the lab equipment in your demonstration labs to customers?
      (b) Over what period are you depreciating the lab equipment?
      (c) Where is the depreciation expense recorded in your
income
statement?
      (d) How do you account for evaluation systems placed with
customers?
(e) Tell us more about the increase in inventory related to
additional demonstration   tool placements as discussed in your
MD&A.

	We may have additional comments after reviewing your response.


Note 9.  Investments in Affiliates - Page 52
6. We note that you have presented summarized financial
information
for mFSI LTD.   Supplementally discuss the consideration that
full
financial statements may be required under Rule 3-09 of Regulation
S-
X.  Provide numerical support for your conclusion.

Note 16.  Additional Sales Information - Page 58
7. SFAS 131 requires disclosure of long-lived assets by geographic area. This disclosure should present tangible assets only and should not include intangibles or investments. See question 22 in the FASB
Staff Implementation Guide to Statement 131. In future filings please disclose.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Lochhead, Staff Accountant, at (202) 551-
3664
or me at (202) 551-3554 if you have any questions.

							Sincerely,



							Angela Crane
							Accounting Branch Chief


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Ms. Hollister
FSI International, Inc.
May 16, 2005
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